                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 9)*


                               Prime Group Realty Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common stock, par value $.01 per share
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    74158J103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Robert T. Needham, K Capital Partners, LLC
                                75 Park Plaza
                         Boston, Massachusetts 02116
                                (617) 646-7700
-------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 18, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule Sectin 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74158J103                      13D                Page 2 of 10 Pages


-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    K Capital Partners, LLC
    04-3468268
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Delaware
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          2,103,700
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            2,103,700
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,103,700
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    8.89%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    OO
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 3 of 10 Pages

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Cayman Islands
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          310,877
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            310,877
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    310,877
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    1.31%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    PN
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 4 of 10 Pages

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Cayman Islands
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          1,617,823
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            1,617,823
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,617,823
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    6.83%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    PN
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 5 of 10 Pages

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Harwich Capital Partners, LLC
    04-3468264
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    Delaware
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          2,103,700
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            2,103,700
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,103,700
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    8.89%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    OO
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 6 of 10 Pages

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Thomas Knott
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    U.S. Citizen
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          2,103,700
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            2,103,700
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,103,700
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    8.89%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 7 of 10 Pages

-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

    Abner Kurtin
-------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                       (b)  /X/
-------------------------------------------------------------------------------
 3. SEC Use Only

-------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

-------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 6. Citizenship or Place of Organization
    U.S. Citizen
-------------------------------------------------------------------------------
 Number of                    7. Sole Voting Power
 Shares                          2,103,700
 Beneficially                --------------------------------------------------
 Owned by                     8. Shared Voting Power
 Each                            0
 Reporting                   --------------------------------------------------
 Person                       9. Sole Dispositive Power
 With                            2,103,700
                             --------------------------------------------------
                             10. Shared Dispositive Power
                                 0
-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,103,700
-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)                                                      /X/

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
    8.89%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
    IN
-------------------------------------------------------------------------------

CUSIP No. 74158J103                      13D                Page 8 of 10 Pages

       This Amendment No. 9 to Schedule 13D ("Amendment No. 9") should be read in conjunction with the Schedule 13D dated July 13, 2001, as amended by Amendment No. 1 to Schedule 13D dated August 10, 2001, Amendment No. 2 to
Schedule 13D dated August 28, 2001, Amendment No. 3 to Schedule 13D dated August 29, 2001, Amendment No. 4 to Schedule 13D dated August 30, 2001, Amendment No. 5 to Schedule 13D dated April 2, 2002, Amendment No. 6 to Schedule 13D dated July 29, 2002, Amendment No. 7 to Schedule 13D dated November 25, 2002, and Amendment No. 8 to Schedule 13D dated February 6, 2003 (collectively, the "Schedule 13D") filed with the Securities and Exchange Commission by Special K Capital Offshore Master Fund (U.S. Dollar), L.P., K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively, the "Partnership"), K Capital Partners, LLC, Harwich Capital Partners, LLC, Thomas Knott and Abner Kurtin. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

       This filing of Amendment No. 9 is not, and should not be deemed to be, an admission that the Schedule 13D or that any Amendment thereto is required to be filed.

       This Amendment No. 9 amends and supplements the Schedule 13D only as written below.


ITEM 1.  SECURITY AND ISSUER

N/A

ITEM 2.  IDENTITY AND BACKGROUND

N/A

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4.  PURPOSE OF TRANSACTION

N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) As of September 25, 2003, the Reporting Persons may be deemed to beneficially own 2,103,700 Shares of the Company. Based upon there being 23,670,522 Shares outstanding, the Shares which the Reporting Persons may be deemed to beneficially own represents approximately 8.89% of the outstanding Shares of the Company.

       (b) In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the Shares of the Company held by the Partnership.

       (c) The Reporting Persons have made the following sale of Shares.

                            Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------- ------------------------------ ------------------------------ -------------------------
       Transaction Date                   # of Shares                  Price Per Share            Aggregate Proceeds
-------------------------------- ------------------------------ ------------------------------ -------------------------
            9/18/03                         272,300                         $6.50                     $1,769,950
-------------------------------- ------------------------------ ------------------------------ -------------------------

                                K Capital Offshore Master Fund (U.S. Dollar), L.P.
-------------------------------- ------------------------------ ------------------------------ -------------------------
       Transaction Date                   # of Shares                  Price Per Share            Aggregate Proceeds
-------------------------------- ------------------------------ ------------------------------ -------------------------
            9/18/03                         727,700                         $6.50                     $4,730,050
-------------------------------- ------------------------------ ------------------------------ -------------------------

       All transactions were made in the open market on Nasdaq National Market.

       (d) Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

       (e) Not applicable.

       The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

N/A

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

N/A

CUSIP No. 74158J103                      13D                Page 9 of 10 Pages

                                  SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

       EXECUTED as a sealed instrument this 25th day of September 2003.

                                         Special K Capital Offshore Master
                                           Fund (U.S. Dollar), L.P.

                                         By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             K Capital Partners, LLC, General
                                               Partner
                                             By: Harwich Capital Partners, LLC,
                                                   its Managing Member
                                             By: Robert T. Needham, its Chief
                                                   Administrative Officer


                                         K Capital Offshore Master Fund
                                           (U.S. Dollar), L.P.

                                         By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             K Capital Partners, LLC, General
                                               Partner
                                             By: Harwich Capital Partners, LLC,
                                                   its Managing Member
                                             By: Robert T. Needham, its Chief
                                                   Administrative Officer


                                         K Capital Partners, LLC

                                         By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             Harwich Capital Partners, LLC, its
                                               Managing Member
                                             By: Robert T. Needham, its Chief
                                                   Administrative Officer


                                         Harwich Capital Partners, LLC

                                         By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             Robert T. Needham, its Chief
                                               Administrative Officer

CUSIP No. 74158J103                      13D                Page 10 of 10 Pages


                                         Thomas Knott*

                                         By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             Robert T. Needham
                                                              Attorney in Fact



                                          Abner Kurtin*

                                          By: /s/ ROBERT NEEDHAM
                                             ---------------------------------
                                             Robert T. Needham
                                                              Attorney in Fact


        *Powers of attorney, dated as of September 4, 2001, by Thomas Knott and Abner Kurtin are currently on file with the Commission and are incorporated herein by reference.